Exhibit 99.2

RAGING CAPITAL REITERATES STRONG OPPOSITION TO ILL-ADVISED MERGER BETWEEN EZCHIP SEMICONDUCTOR AND MELLANOX TECHNOLOGIES

Highlights EZchip’s Failure to Run a Robust and Comprehensive Sale Process

Details How Mellanox is Poised to Reap All of the Upside of EZchip if Merger Approved

Outlines Raging Capital’s Track Record of Creating Long-Term Shareholder Value

Vote the GOLD Proxy Card Today

October 29, 2015

Dear Fellow Shareholders:

Raging Capital Management, LLC, one of the largest shareholders of EZchip Semiconductor Ltd. (“EZchip” or the “Company”), reiterates its strong belief that the $25.50 per share consideration offered by Mellanox Technologies, Ltd. (“Mellanox”) to acquire EZchip considerably undervalues the Company and its future prospects.  While EZchip would like you to believe that the Mellanox transaction provides “significant, compelling” value to its shareholders, a closer look at the so-called “sale process” undertaken by EZchip, the shareholder-unfriendly terms of the merger agreement and the significant and quantifiable upside EZchip shareholders will surely leave on the table if the merger is approved should make it clear that this is simply a bad deal for shareholders.

We remind you that the Annual General Meeting of Shareholders of EZchip scheduled to be held on November 12, 2015 is fast approaching and your vote to reject the merger and to elect our two highly-qualified director nominees – Paul K. McWilliams and Kenneth H. Traub – is extremely important to prevent a value-destructive transaction and to help protect the interests of shareholders.   We urge you to sign, date and return the GOLD proxy card today.

EZCHIP’S BOARD FAILED TO RUN A COMPREHENSIVE SALE PROCESS

EZchip and Mellanox are both based in the small town of Yokneam, Israel and it is clear that the CEOs of both companies were driven to bring the two companies together without seriously exploring other alternatives.  In fact, a recent article was recently published in Israel’s Globes business newspaper entitled “Mellanox’s Waldman: We’ve discussed merging for years.”

While we can appreciate any personal desires of Eli Fruchter and Eyal Waldman to merge the two companies, the fact is that EZchip is a public company.  When a public company decides to be sold, the board and management of such company have an obligation to its shareholders to conduct a diligent process to maximize shareholder value.  That clearly did not take place at EZchip.  Instead, as the proxy statement makes clear, EZchip negotiated with only one potential buyer – Mellanox.     Further, in speaking to semiconductor investment bankers as well as logical potential acquirers, we have confirmed that EZchip did not run a full process or even contact all of the logical potential buyers for the business.

By not creating a competitive bidding environment or even seriously entertaining alternatives, EZchip deprived shareholders of the opportunity to sell at the highest price.  While we do not think EZchip should be sold at all, when it decided to sell, the EZchip board had an obligation to run a rigorous process to maximize value and it failed to do so.

INSTEAD OF MAXIMIZING SHAREHOLDER VALUE, THE EZCHIP-MELLANOX MERGER AGREEMENT IS DESIGNED TO HELP GUARANTEE A “MERGER OF CONVENIENCE” BETWEEN FRIENDS

In addition to failing to run a complete and comprehensive sale process, the Agreement of Merger between EZchip and Mellanox is designed to entrench and effectively help guarantee a “Merger of Convenience” between friends.  In fact, the provisions of the Agreement are unusually favorable to Mellanox while also limiting EZchip’s ability to obtain higher value elsewhere.  For example:

•
Lack of a “Go Shop” – As is often standard, particularly when a company runs an abbreviated sale process such as what occurred with this transaction, the EZchip-Mellanox merger lacks a Go-Shop provision that would enable EZchip to solicit competing and potential higher bids for the Company.

•
Abnormally High Termination Fee – In the event that EZchip receives a higher bid, the Company would be required to pay Mellanox $28.4 million.  This is equal to 4.9% of the equity value of the transaction.  In our experience, a 3.0% to 3.5% break-up fee is more typical for public companies of this size.   This abnormally high termination fee entrenches the existing deal and has a chilling effect on competing bids.

In our opinion, the structure of this Agreement of Merger was designed to help guarantee a deal with Mellanox and effectively prevented third parties from delivering higher value to EZchip shareholders.  The only way to address the bad deal that EZchip entered into with Mellanox is for shareholders to reject the transaction.  If shareholders reject the deal, the Agreement of Merger will be terminated, no Termination Fee will be due, and EZchip will remain an independent public company with the opportunity to generate significantly more value for shareholders.

INSTEAD OF EZCHIP SHAREHOLDERS, MELLANOX ITSELF IS POISED TO CAPTURE ALL OF THE UPSIDE OF EZCHIP

As the beneficiary of an impotent sales process and an Agreement of Merger that is tilted in its favor, Mellanox stands ready to reap the benefits of its acquisition of EZchip.   At its annual Analyst Day on October 23, 2015, Mellanox highlighted some of the potential benefits of acquiring EZchip, including:

•	Expanded Addressable Market: EZchip’s NPU and multi-core products are expected to expand Mellanox’s addressable market by $2.2 billion by 2017.

•	Opportunities in Intelligent Networking: EZchip is expected to enable Mellanox to be a “stronger, more scaled competitor” in the fragmented “intelligent networking” and interconnect segment.

•	Enhanced Networking Capabilities: EZchip will provide Mellanox with Layer 4-7 capabilities, which will enhance its data center technology roadmap well into the future.

•	Revenue Opportunities: EZchip will add “sticky design wins” and “cross selling” opportunities, creating visible, long-term revenue upside for Mellanox.

Also during its Analyst Day, Mellanox highlighted the explosive growth potential of the cloud in China as companies like Alibaba, Baidu and TenCent all work to build out enormous data centers.  We believe this market represents another significant, untapped growth opportunity for EZchip’s NPS chip, which recently secured a comparable “tier-one hyper scale data center” design win in the U.S.

Finally, CRT Capital recently estimated, using what we view as being very conservative assumptions, that Mellanox is poised to gain 80 cents per share of accretion in fiscal year 2016 due to the EZchip acquisition.  The potential upside is obviously even greater in future years, as EZchip’s NP-5, NPS and TILE-Mx products ramp.  This represents an enormous transfer of value from EZchip to Mellanox shareholders that would occur if the transaction is consummated.

RAGING CAPITAL IS A LONG-TERM, COMMITTED EZCHIP SHAREHOLDER

EZchip recently questioned our motives by highlighting the fact that we also own puts on EZchip shares.  We do indeed own short-term puts.   These puts were purchased after the deal was announced due to our concerns about EZchip’s management and their clear desire to “talk down” and obfuscate the value of EZchip in order to close a deal between friends.  While EZchip management has a long track record of poorly managing investor expectations and communications, this recent behavior is even more concerning to us.

We believe EZchip shares deserve to trade higher, not lower.  This is why we purchased our 1.94 million shares of EZchip stock in the first place, and it is why we are spending a tremendous amount of time, energy and money in opposing this merger for the benefit of all shareholders.  This is not a game to us.  Raging Capital has a long track record of successfully advocating and creating value on behalf of shareholders, including:

•
Vitesse Semiconductor: After filing our initial Schedule 13D in June 2012, Raging Capital and Ken Traub (one of our EZchip board nominees) were integrally involved in fixing Vitesse’s broken balance sheet, executing on a turnaround and growth plan in Ethernet networking chips, and ultimately selling the company to Microsemi Corporation for a price more than +100% greater than the stock price on the day we filed our 13D.  Like EZchip, Vitesse sold networking-related semiconductors and Cisco was an important customer.

•
TICC Capital: Just this week, Raging Capital announced an agreement with TICC Capital as part of a process to implement a new management company at TICC.  If approved by shareholders, the new management agreement will have a permanent fee structure that is -25% lower than the prior agreement, a number of new independent directors will be added to the board (including one Raging Capital designee), and the new manager has agreed to purchase $50 - $100 million (an amount which is equal to approximately 12.5-25% of the company’s current market cap) worth of TICC stock.   We are proud of this shareholder-friendly outcome.

•
Taro Pharmaceuticals:  In one of the very few examples of us opposing a sale (like EZchip), we played an instrumental role in blocking a take-private of Israeli-based Taro.  The first take-private offer for Taro was for $24.50 per share.  After our opposition, which highlighted Taro’s strong prospects and how undervalued the company was versus peers, that bid was increased to $39.50.  That offer also failed and Taro stayed public and today the shares trade at more than $140 per share.   This was an incredibly positive outcome for Taro shareholders and we are proud of the integral role we played.

As with Taro Pharmaceuticals, we don’t believe now is the time to be selling EZchip.  Significant potential upside exists, which more than offsets what we believe are limited downside risks.  EZchip shares should trade higher, not lower, as that upside potential is correctly articulated and the Company executes – in the event that the stock does trade lower, we would recommend the Company buy back up to $100 million worth of its shares using EZchip’s strong balance sheet.

EZCHIP OFFERS SUBSTANTIAL POTENTIAL UPSIDE THAT IS WELL IN EXCESS OF THE LIMITED RISKS; NOW IS NOT THE TIME TO SELL

To reiterate what we wrote in our initial letter to shareholders, in our opinion, the $25.50 per share acquisition price offered by Mellanox on September 30, 2015 is not a fair or appropriate buyout value for EZchip’s existing business and neglects to adequately compensate shareholders for the substantial value potential associated with Marvell’s exit from the market, new products, design wins and favorable industry trends that will help to drive the Company’s future growth and profitability.

It is important to understand and appreciate the immense amount of operating leverage in EZchip’s business model.  Remember, the bulk of the development costs of NPS and TILE-Mx are already being expensed through the Company’s income statement… this means that a high percentage of the high margin, incremental revenues from NPS-400 and TILE-Mx will drop directly to the bottom line.  Additionally, Israel’s Office of the Chief Scientist provides a very favorable tax regime, and EZchip has already pre-paid many of its future tax liabilities.

This favorable operating leverage profile provides significant potential upside, while downside risks are limited by EZchip’s substantial net cash balance and strong ongoing operating cash flows from long-life design wins.  For EZchip shareholders, we believe this provides a very attractive risk/reward set-up with limited downside risk and significant upside potential.  Again, Why Sell Now?

EZCH Earnings Estimates: Upside Driven by Immense Operating Leverage

	Fiscal Year End
	2015	2016	2017	2018	2019
Earnings Per Share (EPS) Core Business¹	$1.41	$1.75	$2.46	$2.46	$2.46
NPS + TILE-Mx EPS Contribution²	$0	$0	+$0.93	+$1.69	+$2.44
Aggregate EPS (Core Business + NPS + TILE-Mx)	$1.41	$1.75	$3.39	$4.15	$4.90
Cash Per Share³	$6.00	$7.50	$10.60	$14.50	$19.00

Estimated EPS Multiple + Year-End Cash		EZchip’s Potential Per Share Value
		2016	2017	2018	2019
10x EPS Multiple + Cash		$25.00	$44.50	$55.95	$68.15
15x EPS Multiple + Cash		$33.75	$61.45	$76.65	$92.65
20x EPS Multiple + Cash		$42.50	$78.40	$97.40	$117.15

Notes:
(1)
FactSet consensus estimates FY2015-2016 (we believe consensus estimates for 2016 will prove to be conservative); 20% annual market growth 2016 and 2017 based on The Linley Group TAM estimates (cited by EZchip in Q2 2015 earnings presentation); assumes no low-speed segment growth

(2)	Raging Capital estimates assumes $40/$80/$120 million revenue growth at 65-70% gross margin; $5 million incremental annual operating expense, 0% tax rate and 30 million shares outstanding
(3)	Assumes $3 million annual capital expenditures; $5 million in annual Office of Chief Scientist grant repayments

WE BELIEVE AN IMMEDIATE RECONSTITUTION OF THE BOARD IS NECESSARY TO PROTECT THE INTERESTS OF ALL SHAREHOLDERS

Raging Capital has nominated Paul McWilliams and Ken Traub for election as directors at the General Meeting in order to help protect the interests of shareholders.  Paul McWilliams is a seasoned operating executive, investor and senior advisor within the semiconductor technology sector.  Ken Traub has over 25 years of successful experience in protecting and increasing shareholder value as both a senior executive and director of numerous public companies, particularly in the semiconductor and communications industries.  If elected, Messrs. McWilliams and Traub would work together with the other Board members to help grow EZchip as an independent company while instituting appropriate governance oversight, sustainable economic performance and long-term value creation.  If there comes a point when the Company should be sold, they would help execute and oversee a comprehensive sale process that would ensure shareholder value is maximized.

SEND A MESSAGE TO THE EZCHIP BOARD THAT YOU WILL NOT ACCEPT A LOW-BALL PRICE FOR YOUR SHARES BY VOTING “AGAINST” THE MERGER AND “FOR” THE ELECTION OF OUR DIRECTOR NOMINEES – PAUL MCWILLIAMS AND KEN TRAUB – ON THE GOLD PROXY CARD

We encourage you to visit our website at www.EZCH-value.com for additional information and materials regarding our solicitation.

We urge you to sign, date and return the GOLD proxy card today.

Sincerely,

/s/ William C. Martin

William C. Martin
Chairman and Chief Investment Officer
Raging Capital Management, LLC

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Ordinary Shares you own, please give Raging Capital your proxy AGAINST the Merger and FOR the election of its two highly-qualified nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Ordinary Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed proxy card for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD proxy card.

If you have any questions or require any additional information concerning Raging Capital’s solicitation, please contact Okapi Partners at the address set forth below.

1212 Madison Avenue, 24th Floor New York, N.Y. 10036 (212) 297-0720 US: (855) 208-8902 Israel: 01801227249 E-mail: info@okapipartners.com